Exhibit 99.1

Origin Agritech Limited Reports Unaudited First Quarter Financial Results
For Three Months Ended December 31, 2012

Deferred revenues of core businesses increased by 19.7% year-over-year

Revenues of higher-margin canola seed business increased by 9.1% year-over-year

BEIJING--/PRNewswire/--February 5, 2013--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2012. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal year 2013, the Company generated revenues of RMB22.7 million (US$3.6 million) compared with RMB26.9 million in the three months ended December 31, 2011. The decrease in revenues was mainly due to a restructuring of the pesticide business last year. Revenues from the higher-margin canola seed business were RMB21.7 million (US$3.5 million) in the first quarter, up 9.1% from the same quarter one year ago.

Deferred revenues increased 17.5% year-over-year to RMB317.4 million (US$50.5 million) as of December 31, 2012. Deferred revenues for the first quarter of fiscal 2013 included deferred revenues from corn seed toll production of RMB23.9 million from Xinjiang Origin, while the deferred revenues reported a year ago included RMB24.9 million of deferred government subsidies. Excluding these two items, deferred revenues from the Company’s core businesses increased by 19.7% year-over-year, mainly due to an increase in the corn seed volume shipped during the 2013 selling season.

Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third quarter ending June 30, 2013.

Gross profit for the three months ended December 31, 2012 was RMB11.9 million (US$1.9 million), up 9.2% from RMB10.9 million in the same period of the prior year.

Total operating expenses for the first quarter ended December 31, 2012 were RMB34.1 million (US$5.4 million), representing a 23.5% decrease from the RMB 44.6 million reported for the same period in 2011. The corporate restructuring, as discussed in the Company’s 20-F filing with SEC, has led to lower operating expenses. Selling and marketing expenses were RMB16.8 million (US$2.7 million) for the first quarter of fiscal 2013, a decrease of 7.7% from RMB18.2 million for the same period last year mainly due to lower transportation costs. General and administrative expenses were RMB12.6 million (US$2.0 million) for the first quarter ended December 31, 2012, down 36.4% from RMB19.8 million one year ago. The decline was mainly due to the expense control measures adopted since last year. Research and development expenses increased to RMB10.1 million (US$1.6 million) in the first quarter of fiscal 2013 from RMB7.7 million for the same quarter last year, mainly due to higher staff compensation and addition of research personnel during this period.

Operating loss for the first quarter of fiscal 2013 decreased to RMB22.2 million (US$3.5 million) from an operating loss of RMB 33.8 million for the same period in fiscal 2012.

Net loss for the first quarter of fiscal 2013 decreased to RMB23.0 million (US$3.7 million), or net loss per share of RMB0.98 (US$0.16), from a net loss of RMB34.5 million, or net loss per share of RMB1.48 in the same period one year ago.

BALANCE SHEET

As of December 31, 2012, cash and cash equivalents were RMB222.8 million (US$35.4 million) and shareholders' equity was RMB239.3 million (US$38.1 million). The Company had short-term loans of RMB153.0 million (US$24.3 million) and long-term borrowing of RMB56.0 million (US$8.9 million). Short-term loans were mainly for the working capital, while long-term borrowing of bank loans were used for the Xinjiang Origin corn seed production facilities.

Advances from customers were RMB366.2 million (US$58.2 million) as of December 31, 2012. These advances represent cash receipts for orders in the upcoming selling season.

GOVERNMENT SUPPORT

The Chinese government has recently increased its efforts to support leading crop seed companies, especially companies with national

Breed-Produce-Distribute Vertically-Integrated Crop Seed Licenses (BPDVI License). As one of the first 32 companies nationwide to have been awarded the BPDVI seed license, Origin has received RMB13.6 million (US$2.2 million) in government subsidies from various levels of the government during the first quarter. These subsidiaries are booked under “other payables and accrued expenses” on the balance sheets. With increasing government attention focused on crop seed technologies, further government supports are expected to help strengthen the Company’s leading position in seed technology, production, and distribution.

About Origin

Founded in 1997 and headquartered in the Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This press release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, forward-looking statements can be identified by terminologies such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negation of these terms or other comparable terminologies. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of the forward-looking statements herein. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended December 31,
	2011	2012
	RMB		RMB		USD

Revenues	26,931		22,683		3,607
Cost of revenues	(16,058)		(10,810)		(1,719)

Gross profit	10,873		11,873		1,888

Operating expenses:
Selling and marketing	(18,183)		(16,817)		(2,674)
General and administrative	(19,844)		(12,588)		(2,002)
Research and development	(7,724)		(10,061)		(1,600)
Other operating income, net	1,121		5,367		854
Total operating expenses	(44,630)		(34,099)		(5,422)

Loss from operations	(33,757)		(22,226)		(3,534)
Interest expense	(942)		(2,143)		(341)
Share of net income of equity investment	664		150		24
Interest income	628		540		86
Loss before income taxes	(33,407)		(23,679)		(3,765)
Income tax expense
Current	(152)		(217)		(35)
Deferred	-		-		-

Income tax expense	(152)		(217)		(35)
Net loss	(33,559)		(23,896)		(3,800)
Less: Net income (loss) attributable to the non-controlling interests	934		(900)		(143)

Net loss attributable to Origin Agritech Limited	(34,493)		(22,996)		(3,657)
Other comprehensive income (loss)
Net loss	(33,559)		(23,896)		(3,800)
Foreign currency translation difference	492		499		79
Comprehensive loss	(33,067)		(23,397)		(3,721)
Less: Comprehensive income attributable to non-controlling interests	934		(900)		(143)
Comprehensive loss attributable to Origin Agritech Limited	(34,001)		(22,497)		(3,578)

Net loss per share – basic	(1.48)	0	(0.98)	0	(0.16)

Net loss per share – diluted	(1.48)		(0.98)		(0.16)

Shares used in calculating basic and diluted net loss per share	23,382,812		23,382,812		23,382,812

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31	September 30	December 31
	2011	2012	2012	2012
	RMB	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	192,003	152,789	222,805	35,431
Accounts receivable	8,654	7,065	7,200	1,145
Due from related parties	207	2,082	2,000	318
Advances to suppliers	11,132	7,802	6,940	1,104
Advances to growers	6,646	88,194	2,254	358
Inventories	552,988	282,544	649,227	103,240
Income tax recoverable	2,155	2,159	2,159	343
Other current assets	13,597	16,407	7,891	1,255
Total current assets	787,382	559,042	900,476	143,194
Land use rights, net	32,914	32,318	32,341	4,808
Plant and equipment, net	202,571	317,085	340,282	54,112
Equity investments	21,167	22,433	22,584	3,591
Goodwill	11,973	11,973	11,973	1,904
Acquired intangible assets, net	27,642	25,585	25,093	4,325
Deferred income tax assets	3,028	1,755	1,755	279
Other assets	45,109	5,246	12,787	2,033
Total assets	1,131,786	975,437	1,347,291	214,246
Liabilities and equity
Current liabilities:
Short-term borrowings	105,000	35,000	145,000	23,058
Current portion of long-term borrowings		4,000	8,000	1,272

Accounts payable	21,645	5,031	13,217	2,102
Due to growers	10,170	4,304	19,486	3,099
Due to related parties	6,826	2,769	15,400	2,449
Advances from customers	377,234	435,044	366,162	58,227
Deferred revenues	270,060	23,243	317,424	50,477
Income tax payable	39,059	39,060	39,060	6,211
Other payables and accrued expenses	47,985	56,744	55,282	8,791
Total current liabilities	877,979	605,195	979,031	155,686
Long-term borrowings		35,000	56,000	8,905
Other long-term liabilities	-	21,810	21,475	3,415
Total liabilities	877,979	662,005	1,056,506	168,006
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,382,812, 23,382,812 and 23,382,812 shares issued and outstanding as of December 31, 2011, September 30, 2012 and December 31, 2012 respectively)	-	-	-	-
Additional paid-in capital	395,402	397,671	398,421	63,357
Retained deficit	(134,025)	(100,967)	(123,963)	(19,713)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,672)
Accumulated other comprehensive loss	(5,905)	(6,280)	(5,781)	(919)
Total Origin Agritech Limited shareholders' equity	226,095	261,047	239,300	38,053
Non-controlling interests	27,712	52,385	51,485	8,187
Total equity	253,807	313,432	290,785	46,240
Total liabilities and equity	1,131,786	975,437	1,347,291	214,246

CONTACT:
Origin Agritech Limited
James Chen,
Chief Financial Officer
james.chen@originseed.com.cn

Grayling

Shiwei Yin, 646-284-9474

shiwei.yin@grayling.com